Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE

VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN

REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION

THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS

LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

January 5, 2018

FOIA Confidential Treatment Request

Pursuant to Rule 83 by resTORbio, Inc.

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	resTORbio, Inc.
Registration Statement on Form S-1
File No. 333-222373
CIK No. 0001720580

Dear Ms. Paik:

This letter is being submitted on behalf of resTORbio, Inc. (the “Company”) to supplement the Company’s prior response to comment 6 contained in the letter dated November 22, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Chen Schor, Chief Executive Officer of the Company with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted to the Commission on October 27, 2017.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Determination of Estimated Offering Price, page 93

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Ms. Irene Paik

Securities and Exchange Commission

January 5, 2018

In response to the Staff’s comment, we have enclosed the following:

1.	A bona fide estimate of the range of the offering price for the shares of the Company’s common stock offered by the Registration Statement (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the offering), and a discussion of the factors that the Company believes led to the increase in the value of its common stock between the recent valuations of its common stock and the estimated price range for the offering, attached hereto as Exhibit A.

2.	An updated table summarizing stock options granted between January 1, 2017 and the date hereof, which updated table reflects the issuance of options to purchase shares of common stock granted by the Company, and which the Company intends to include in a subsequent amendment to the Registration Statement, in the form attached hereto as Exhibit B.

3.	Proposed language that the Company intends to include in a subsequent amendment to the Registration Statement listing the significant factors contributing to any difference between its most recent common stock valuations on March 23, 2017, September 8, 2017 and November 30, 2017, and the midpoint of the estimated price range for this offering (before giving effect to a contemplated reverse stock split of the Company’s common stock in connection with the offering). The Company expects that such disclosure would be generally consistent with the currently contemplated disclosure attached hereto as Exhibit C.

The Company advises the Staff that the general approach taken by the Company in determining the fair value of its common stock, including as of March 23, 2017, which the Company’s board of directors considered for option grants on June 12, 2017, as of September 8, 2017, which the Company’s board of directors considered for option grants on September 14, 2017 and as of November 30, 2017, which the Company’s board of directors considered for option grants on December 5, 2017, are set forth beginning on page 92 of the prospectus included in the Registration Statement. Additional factors considered in the fair value assessments as of March 23, 2017, September 8, 2017 and November 30, 2017 are described below:

March 23, 2017 Valuation

The fair value of the Company’s common stock of $0.62 per share at March 23, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted in June 2017. As described in the Registration Statement, this valuation utilized the option pricing method (“OPM”). The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders

Ms. Irene Paik

Securities and Exchange Commission

January 5, 2018

of a company’s securities changes. Under this method, the common and preferred shares have value only if the funds available for distribution to stockholders are expected to exceed the value of the preferred security liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The value of the Company’s common stock was based in part on the consideration paid by the Company’s preferred stock investors on March 23, 2017, which was $1.932 per share of Series A Preferred Stock. The valuation assumed a 50% probability of an initial public offering (“IPO”) and a 50% probability of non-IPO liquidity event, such as a strategic sale or merger. The non-IPO scenario reflected the senior liquidation preferences of the Series A Preferred Stock in the event the preferred stock is not converted to common stock, and additionally a discount for lack of marketability was applied to the non-IPO scenario of 49.3%.

September 8, 2017 Valuation

The fair value of the Company’s common stock of $0.78 per share at September 8, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted in September 2017. As described in the Registration Statement, this valuation utilized the OPM. The value of the Company’s common stock was based in part on the consideration paid by the Company’s preferred stock investors on March 23, 2017, which was $1.932 per share of Series A Preferred Stock. In August 2017, the Company sold an additional approximately 7.8 million shares of Series A Preferred Stock at the same price per share of $1.932 per share. The valuation assumed a 60% probability of an IPO and a 40% probability of a non-IPO liquidity event. The non-IPO scenario reflected the senior liquidation preferences of the Series A Preferred Stock in the event the preferred stock is not converted to common stock, and additionally a discount for lack of marketability was applied to the non-IPO scenario of 49.4%.

November 30, 2017 Valuation

The fair value of the Company’s common stock of $7.29 per share at November 30, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted in December 2017. This valuation utilized the OPM. The value of the Company’s common stock was based in part on the consideration paid by the Company’s preferred stock investors on November 29, 2017, which was $8.346 per share of Series B Preferred Stock. The valuation assumed a 75% probability of an IPO and a 25% probability of a non-IPO liquidity event. The non-IPO scenario reflected the senior liquidation preferences of the Series A Preferred Stock and Series B Preferred Stock in the event the preferred stock is not converted to common stock, and additionally a discount for lack of marketability was applied to the non-IPO scenario of 20%.

Ms. Irene Paik

Securities and Exchange Commission

January 5, 2018

The weighting attributed to the IPO scenarios reflected assessments as to the likelihood of an IPO, despite the confidential submission of the Registration Statement in October 2017, the uncertainty regarding the Company’s ongoing Phase 2b clinical trial of RTB101 alone and in combination with everolimus, and the uncertainty concerning whether investors might be receptive to making an investment in the Company. The Company also considered macroeconomic and overall market conditions, including the Company’s subjective assessment of market conditions for IPOs of companies similarly situated to the Company and the Company’s subjective assessment as to the likelihood of successfully executing an IPO in the coming months, among other factors.

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibits A, B and C pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and the information provided pursuant to Exhibits A, B and C of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle Lauzon

Danielle Lauzon

Goodwin Procter LLP

cc:	Rolf Sundwall, United States Securities and Exchange Commission
Lisa Vanjoske, United States Securities and Exchange Commission
Suzanne Hayes, United States Securities and Exchange Commission
Chen Schor, Chief Executive Officer, resTORbio, Inc.
John McCabe, VP, Finance, resTORbio, Inc.
Mitchell Bloom, Goodwin Procter LLP

Ms. Irene Paik

Securities and Exchange Commission

January 5, 2018

Exhibit A

The Company supplementally advises the Staff that the underwriters in the initial public offering have communicated to the Company that they expect the proposed price range for the common stock to be between $[***] to $[***] per share. Please note that while the Company expects to effect a reverse stock split prior to the initial public offering, the price range above does not reflect the impact of the anticipated reverse stock split. This estimated bona fide price range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated bona fide price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

With respect to the price range set forth above, the Company notes that, as is typical in initial public offerings, the estimated price range for its offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions, estimates of the Company’s business potential, progress in its clinical trials and developments in its business, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, the Company believes the difference in value reflected between the estimated range and the determination of the fair value of its common stock on June 12, 2017, September 14, 2017 and December 5, 2017 is primarily the result of the following factors:

•	In October 2017, an independent data monitoring committee completed its review of interim analysis of data from the first part of the Company’s ongoing Phase 2b clinical trial of RTB101 alone and in combination with everolimus. Following this interim analysis, the Company commenced the second part of this Phase 2b clinical trial in the fourth quarter of 2017.
•	In October 2017, the Company confidentially submitted and, subsequently, on December 29, 2017, the Company publicly filed, the registration statement for its initial public offering.
•	In November 2017, the Company applied for the listing of its common stock on The Nasdaq Global Market.

Ms. Irene Paik

Securities and Exchange Commission

January 5, 2018

•	In November 2017, the Company conducted several dozen “testing the waters” meetings with prospective investors and received favorable feedback, as a result of which the Company elected to continue with this offering.
•	In November 2017, the Company completed its financing of Series B preferred stock, with a per-share purchase price of $8.346 per share, compared to the $1.932 per-share purchase price paid by investors in the Company’s March 2017 Series A preferred stock financing.
•	Since June 2017, at least 23 biotechnology companies successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in pursuing and completing initial public offerings.
•	The valuation used to support the fair value of the grants in June 2017 contains multiple liquidity event scenarios, including an initial public offering, or IPO, and a non-IPO liquidity event, to which probability weightings of 50% and 50% were assigned, respectively. The valuation used to support the fair value of the grants in September 2017 also contained multiple liquidity event scenarios, including an initial public offering and a non-IPO liquidity event, to which probability weightings of 60% and 40% were assigned. The valuation used to support the fair value of the grants in December 2017 also contained multiple liquidity event scenarios, including an initial public offering and a non-IPO liquidity event, to which probability weightings of 75% and 25% were assigned. The consideration of different liquidity event scenarios accounts for some but not all of the difference between the estimated price range for this offering and the fair value of the Company’s common stock at the recent grant dates.
•	The valuation used to support the fair value of the grants in June 2017, and September 2017 and December 2017 took into account the uncertainty surrounding an initial public offering in terms of the likelihood of success, timing and price. The estimated price range for this offering necessarily assumes that this offering has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of our common stock. The fair value of the Company’s common stock in June 2017, September 2017 and December 2017 reflected discounts for lack of marketability, of 49.3%, 49.4% and 20%, respectively.
•	The Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock. The estimated offering price assumes the conversion of all of the Company’s outstanding convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.
•	The proceeds of a successful initial public offering would substantially strengthen the Company’s balance sheet by increasing its cash and cash equivalents. Additionally, the completion of this offering would provide the Company with access to the public company debt and equity markets and a lower cost of capital following the public offering, and is expected to increase the attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions. These projected improvements in the Company’s financial position influenced the estimated price range described above.

Ms. Irene Paik

Securities and Exchange Commission

January 5, 2018

•	The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.
•	In the public markets, the Company believes there are investors who may apply more qualitative valuation criteria to certain of the Company’s assets than the above-described valuation methods applied in the historical valuations of the Company’s common stock.

Ms. Irene Paik

Securities and Exchange Commission

January 5, 2018

Exhibit B

The following table sets forth by grant date the number of shares subject to options granted between January 1, 2017 and the date of this prospectus, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Type of Award	Number of Shares	Purchase or Exercise Price per Share	Estimate of Common Stock Fair Value per Share on Grant Date
March 1, 2017	Common shares	2,415,300	$0.0001	$0.0001
June 12, 2017	Options	130,535	$0.62	$0.62
September 14, 2017	Options	12,000	$0.78	$0.78
December 5, 2017	Options	108,000	$7.29	$7.29

Ms. Irene Paik

Securities and Exchange Commission

January 5, 2018

Exhibit C

We and our underwriters determined the estimated price range set forth on the cover of this preliminary prospectus, which is $[***] to $[***] per share. In comparison, our estimate of the fair value of our common stock was $0.62 per share at June 12, 2017, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of March 23, 2017, $0.78 per share at September 14, 2017, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of September 8, 2017, and $7.29 per share at December 5, 2017, which was determined by our board of directors with the assistance of a third-party valuation of our common stock as of November 30, 2017. These valuations utilized the option pricing method, or OPM. The valuation for our June 2017 option grants attributed a 50% probability to an initial public offering, or IPO, and a 50% probability of a non-IPO liquidity event, and reflected a discount for lack of marketability of 49.3%. The valuation for our September 2017 option grants attributed a 60% probability to an initial public offering and a 40% probability of a non-IPO liquidity event and reflected a discount for lack of marketability of 49.4%. The valuation for our December 2017 option grants attributed a 75% probability to an initial public offering and a 25% probability of a non-IPO liquidity event, and reflected a discount for lack of marketability of 20%. In addition to quantitative analysis from third-party valuations of our common stock, we also considered macro-economic and market conditions, including our subjective assessment of market conditions for initial public offerings of companies similarly situated to ours and our subjective assessment as to the likelihood of successfully executing an initial public offering in the coming months, among other factors.

We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions, estimates of our business potential, progress in our clinical trials and developments in our business, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.